FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of April 2008

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F X                 Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes____                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                                       CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:


99.1 Press Release: Retalix Transportation Solution Deployed At Food Lion, dated April 1, 2008

99.2 Press Release: Love's Travel Stops and Country Stores Discovers the Convenience of Retalix Software, dated April 8, 2008.

99.3 Press Release: StoreNext Working with IBM to Deliver Innovative Point-of-Sale Retail Solutions to Independent Retailers and Regional Chains, April 30, 2008







                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        RETALIX LTD.

Date:    May 6, 2008                    By: /s/ Motti Gadish
                                           --------------------------------
                                        Moti Gadish
                                        Director of Communications
                                        and Investor Relations

                                  EXHIBIT INDEX

Exhibit                             Description
Number                              of Exhibit

99.1 Press Release: Retalix Transportation Solution Deployed At Food Lion, dated April 1, 2008

99.2 Press Release: Love's Travel Stops and Country Stores Discovers the Convenience of Retalix Software, dated April 8, 2008.

99.3 Press Release: StoreNext Working with IBM to Deliver Innovative Point-of-Sale Retail Solutions to Independent Retailers and Regional Chains, April 30, 2008